NO ACT

PE
2-3-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI[redacted]
WASHINGTON, D.C. 20549-3010

09011580

April 3, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-3-09

Michael Pressman
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07030

Re: Schering-Plough Corporation
Incoming letter dated February 3, 2009

Dear Mr. Pressman:

This is in response to your letters dated February 3, 2009 and February 20, 2009 concerning the shareholder proposal submitted to Schering-Plough by Kenneth Steiner. We also have received letters from the proponent dated February 4, 2009 and March 4, 2009 and letters on the proponent's behalf dated February 25, 2009, March 12, 2009, and March 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

April 3, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Schering-Plough Corporation
Incoming letter dated February 3, 2009

The first proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Schering-Plough's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Schering-Plough's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings consistent with state law.

We are unable to concur in your view that Schering-Plough may exclude the first proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Schering-Plough may omit the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Schering-Plough may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Schering-Plough may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Schering-Plough may exclude the second proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Schering-Plough may omit the second proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Schering-Plough may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Schering-Plough may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Schering-Plough may exclude the second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Schering-Plough may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Schering-Plough may exclude the second proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Schering-Plough may omit the second proposal from its proxy materials in reliance on rule l4a-8(i)(11).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Schering-Plough Corporation (SGP)
Rule 14a-8 Proposals by William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 3, 2009 no action request and February 20, 2009 supplement.

These additional rule 14a-8(i)(3) precedents were in regard to proposals with resolved text similar to this proposal:

- Amgen Inc. (March 3, 2009)
- American Express Company (February 6, 2009)
- Bristol-Myers Squibb Company (February 19, 2009)
- The Dow Chemical Company (February 17, 2009)
- Halliburton Company (February 10, 2009)
- JPMorgan Chase & Co. (March 6, 2009)
- Kraft Foods Inc. (March 3, 2009)
- 3M Company (February 17, 2009)
- MeadWestvaco Corporation (February 23, 2009)
- Pfizer Inc. (February 12, 2009)
- Raytheon Company (February 12, 2009)
- Sprint Nextel Corporation (March 5, 2009)
- Safeway Inc. (March 5, 2009)
- Time Warner Inc. (February 16, 2009)

For these reasons and the earlier forwarded reasons it is requested that the staff find that the proposals by Kenneth Steiner and William Steiner cannot be omitted from the company proxy. It is also respectfully requested that the shareholders have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner
Kenneth Steiner

Michael Pressman <michael.pressman@spcorp.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Schering-Plough Corporation (SGP)
Rule 14a-8 Proposals by William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 3, 2009 no action request and February 20, 2009 supplement.

The latest company request under (i)(11) seems to at least implicitly claim that Kenneth Steiner is the proponent of his November 28, 2008 proposal because the company claims the December 23, 2008 modification is "duplicative" of a proposal "by another proponent." And the company claims that Mr. Steiner is not the proponent of the December 23, 2008 modification. Therefore Mr. Steiner must be the proponent of the November 28, 2008 proposal according to the company claim.

Hence, in making the claim that the November 28, 2008 proposal and the December 23, 2008 modification have different proponents, the company implicitly concluded that Mr. Steiner was the proponent of the November 28, 2008 proposal. Thus the latest February 20, 2009 (i)(11) company claim defeats the earlier February 3, 2009 company claim under (b)(1) regarding the rule 14a-8 proposals of Kenneth Steiner and William Steiner.

The following precedents were in regard to rule 14a-8 proposals on special shareholder meetings with resolved text similar to the November 28, 2008 proposal and its December 23, 2008 modification:

Burlington Northern Santa Fe Corporation (January 12, 2009)
Allegheny Energy, Inc. (January 15, 2009)
Honeywell International Inc. (January 15, 2009)
Baker Hughes Inc. (January 16, 2009)
Home Depot (January 21, 2009)
Wyeth (January 28, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Bank of America Corporation (February 3, 2009)
Morgan Stanley (February 4, 2009)
CVS Caremark Corporation (February 6, 2009)

For these reasons it is requested that the staff find that the proposals by Kenneth Steiner and William Steiner cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner
Kenneth Steiner

Michael Pressman <michael.pressman@spcorp.com>

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, March 04, 2009 5:07 PM
To: shareholderproposals
Cc: John Chevedden
Subject: schering- plough no-action request-kenneth steiner proposal

Dear Ladies and Gentlemen,

I am in receipt of yet another request from Mr. Pressman, senior counsel of SGP, to have your permission to omit my proposal regarding special meetings. As per all his other submissions this letter of Feb. 20th is replete with misinformation, wild speculation and outright false statements. It is completely false that Mr. John Chevedden ever submitted or modified any proposal using me as a "nominal proponent". I absolutely authorized the modification in question and was completely aware of it. How can Mr. Pressman state otherwise? Does he follow me around 24 hours a day and know what I am aware or unaware of? My signature was completely valid and all my material submitted in this matter was completely within SEC guidelines. This ridiculous attempt to brand me as a "nominal proponent" has already been rejected by your staff numerous times in the last few weeks. I have been recognized as a proponent many times by SGP including when Mr Pressman e-mailed and called me "to discuss my proposal" just about a month ago. Why would he call me to discuss my proposal if he thought I was not a real proponent? Does he have a bad memory? In any event he is wasting the SEC staff's time with his silly submissions. Kenneth Steiner and William Steiner have submitted and have been recognized as valid shareholder proponents literally hundreds of times over the past 15 years. Suddenly Mr. Pressman has decided that this history doesn't exist and that we are simply dummies acting for the grand manipulator John Chevedden even though we were submitting proposals 10 years before we had even met Mr. Chevedden!! Nell Minow's textbook Corporate Governance written in 1996 mentions William Steiner several times, including calling him the person most responsible for eliminating directors retirement plans. Has he been acting as Mr. Chevedden's "nominal Proponent" and accomplished all these famous things even if he didn't know Chevedden? This Chevedden must be very powerful if he can manipulate people before he has even met them. Mr. Pressman's arguments are absurd and insulting. Incidentally, why does he need outside counsel to help him (Wilmer, Hale) but cry and complain if I have any association with John Chevedden? The hypocrisy is mind-bending. To conclude: Mr. Chevedden did not submit proposals in my name. I submitted a proposal and authorized him to act as my proxy in certain matters that are completely compliant with SEC regulations and supported by all of the relevant precedents. SGP is fully aware of who I am and has considered me a valid proponent on several occasions. My record in corporate governance and shareholder activism over a 15 year period is on record. As a matter of fact my proposal on the same subject of special meetings won a 60% vote at Becton Dickinson a few weeks ago. Does Mr. Pressman believe that vote was invalid or doesn't really exist? I would urge you to reject the attempt by Schering-Plough to omit my proposal. As recent SEC decisions at Time-Warner, Citigroup, Wyeth, etc. demonstrate there is simply no basis to the claim that I am a "nominal proponent", no matter how many times or different ways a corporate lawyer may try to convince you. It is all just gibberish and mis-direction. I am the proponent and proud of it and have always studiously obeyed and respected all SEC guidelines which help to insure the integrity of the process of shareholder democracy which is especially important in the current era.

Most respectfully,
Kenneth Steiner

cc:
Michael Pressman
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Schering-Plough Corporation (SGP)
Rule 14a-8 Proposals by William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 3, 2009 no action request.

The company accepted without question Mr. William Steiner and Mr. Kenneth Steiner as the proponent of their respective proposals within the 14-day period following the submittal of each rule 14a-8 proposal on November 28, 2008. According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*** ...

To the contrary the company properly recognized William Steiner and Kenneth Steiner as the respective proponents within the "14 calendar days" of proposal receipt. According to the *IRRC Corporate Governance Bulletin* attachments the company has recognized William Steiner as a proponent since 2005 and Kenneth Steiner as a proponent since 2006.

The following email request was sent to the company and was never responded to other than to question it in a telephone call:
------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Fri, 23 Jan 2009 14:38:02 -0800
To: "Pressman, Michael" <michael.pressman@spcorp.com>
Subject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals that the company did receive for Mr. Kenneth Steiner's proposal and Mr. William

Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.
Sincerely,
John Chevedden

The need for this email was that the company was making the absurd claim that Mr. William Steiner and Mr. Kenneth Steiner, who signed respective rule 14a-8 proposal submittal letters, were not proponents. Mr. Pressman knew that this was the reason for the above email message because he asked for it to be clarified for him in a telephone call that he made to the undersigned after receiving the above message. Nonetheless the company still did not provide the above requested documentation even after this follow-up message was sent (emphasis added):

----- Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16*** >
Date: Sun, 01 Feb 2009 12:34:43 -0800
To: Michael Pressman <michael.pressman@spcorp.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: Shareholder Proposals (SGP)

Mr. Michael Pressman
Senior Securities Counsel
Schering-Plough Corporation
PH: 908-298-7119

Mr. Pressman,
Please email on February 2, 2009 the submittal letters and the respective rule 14a-8 proposals that the company received for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was attached to a proposal that it was not intended to be attached to. ***Your response will help us to understand the company January 23, 2009 letter.***

We need these copies now because the company has attached a deadline for our response to its January 23, 3009 letter!
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

William Steiner
Kenneth Steiner

----- Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***

Date: Fri, 23 Jan 2009 14:38:02 -0800
To: "Pressman, Michael" <michael.pressman@spcorp.com>
Subject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals that the company did receive for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.
Sincerely,
John Chevedden

The company exhibits now establishes that the company had William Steiner's and Kenneth Steiner's correct submittal letters that clearly showed that William Steiner and Kenneth Steiner were the respective proponents.

The company refers to a number of direct communications with Mr. Kenneth Steiner which ironically are supposed to show Mr. Steiner is not the proponent of his proposal. The company also refers to Mr. Steiner conditionally "agreeing to a dialog" regarding his proposal The company does not conjecture any incentive that Mr. Steiner would have to discuss a proposal by another proponent.

According to the *IRRC Corporate Governance Bulletin* attachments the company has recognized William Steiner as a proponent since 2005 and Kenneth Steiner as a proponent since 2006. In citing the PG&E and TRW cases the company failed to show any link in similarity such as any chance that PG&E and TRW had recognized the their respective rule 14a-8 proponents as proponents since 3 or 4 years previously.

In response to the company February 20, 2009 letter, Kenneth Steiner's initial submittal letter authorized a modification of the proposal with the following text: "This is the proxy for John Chevedden and/or is designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting."

Plus the modified proposal was submitted prior to the company due date for rule 14a-8 proposals. And it is foreseeable that rule 14a-8 proposals would be modified after submittal by the proponent party or at the suggestion of the company.

Additionally the following precedents appear relevant to this no action request:

- Wyeth (January 30, 2009)
- Citigroup Inc. (February 5, 2009)
- Alcoa Inc. (February 19, 2009)
- The Boeing Company (February 18, 2009)
- Bristol-Myers Squibb Company (February 19, 2009)
- Pfizer Inc. (February 19, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner
Kenneth Steiner

Michael Pressman <michael.pressman@spcorp.com>

Pages 14 through 15 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA

February 20, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation -- Shareholder Proposal Purportedly Submitted by Kenneth Steiner

Ladies and Gentlemen:

We are writing to supplement our letter dated February 3, 2009 ("initial request"), requesting the Staff's concurrence that the shareholder proposal referenced above (the "Proposal"), purportedly submitted by Kenneth Steiner, with John Chevedden acting as his proxy (together, the "Proponent"), may be excluded from Schering-Plough's proxy materials for its 2009 annual meeting of stockholders.

On November 28, 2008, Chevedden emailed the Company a Proposal titled "Special Shareowner Meetings" purportedly submitted by K. Steiner which was accompanied by a cover letter dated October 9, 2008 granting Chevedden proxy authority. On December 23, 2008, Chevedden emailed a "modified" Proposal with the identical October 9, 2008 cover letter attached. The December 23, 2008 Proposal was identical to the November 28, 2008 Proposal except the last sentence in the resolution was removed. The last sentence stated, "[t]his includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." As stated in our initial request, the Company did not accept the "modified" Proposal because: (1) the Company at its option "may" accept the modified Proposal pursuant to Section E.2 of Staff Legal Bulletin 14 (July 13, 2001); and (2) the Company believes K. Steiner has not demonstrated that he had authorized the modified Proposal.

Recent Developments

On January 28, 2009, the Staff issued a letter addressing the Proponent's attempt to modify a special meeting proposal that the Proponent had submitted to Wyeth. Wyeth, like the Company, had declined to accept the modifications to the initial proposal, and sought the Staff's concurrence that the proposal as initially submitted was excludable on various grounds. The Staff then considered the excludability of both versions of the proposal and determined that the original version was excludable while the second version was not. *Wyeth* (January 28, 2009). It therefore appears that the Staff did not accept Wyeth's decision to not accept the Proponent's modified proposal and instead treated the original proposal and the modified proposal as two different proposals. Wyeth had not asserted as a basis for exclusion that the Proponent had submitted more than one proposal, so the Staff analyzed the excludability of each proposal only on the substantive bases asserted by Wyeth in its letter. *See also Marathon Oil Corporation* (February 6, 2009) (Staff treated the original and modified "Special Shareowner Meetings" proposals as two separate proposals, allowing exclusion of one and not the other).

A. We believe the facts in our case demonstrate that this is a single proposal.

Notwithstanding the Staff's position in *Wyeth* and *Marathon Oil*, since the Company never received evidence of proper proxy authorization for the modified Proposal, we believe that the facts in our case demonstrate that this is a single proposal. When Chevedden emailed the "modified" Proposal to the Company, he submitted the Proposal with a photocopied or reprinted version of the October 9, 2008 cover letter from K. Steiner that had been submitted with the original Proposal. We note that K. Steiner's October 9, 2008 cover letter, which grants authority for Chevedden "to act of my behalf regarding *this* Rule 14a-8 proposal" (*emphasis added*), is clearly limited to one proposal. Accordingly, we believe the facts in our case demonstrate there is only one proposal. We also note that to the extent the modified version of the Proposal is viewed as the submission of a second proposal that second proposal lacks any legal connection to K. Steiner and, therefore, must be viewed as having been submitted by Chevedden, who is not a stockholder of the Company. As a matter of policy, the Company must be able to decide what procedures are necessary for it to determine what demonstrates sufficient evidence of proxy authority because the Company faces liability were a proposal to be included in the Company's proxy statement on behalf of a shareholder without his/her consent.

In addition, whether the Staff considers the modified Proposal to be a new proposal based on its position in *Wyeth* and *Marathon Oil*, or the letter represents an attempt to revise the existing proposal, it is clear that the December 23, 2008 letter was not submitted by anyone other than Chevedden acting on his own behalf without the consent or authorization of the nominal proponent. When the Company sent a letter seeking specific written authorization from K. Steiner approving the modification of the Proposal, the Company did not receive a valid signature authorizing the modified proposal. Rather, it received an email forwarded from Chevedden from an unknown email address purportedly on behalf of K. Steiner. To date, neither K. Steiner nor Chevedden has provided any evidence that K. Steiner pre-approved the new/modified proposal or was even aware of the substance of the change to the Proposal. Because the December 23, 2008 submission was merely a photocopy of an original signed document and the Company did not receive a valid signature from K. Steiner authorizing the modified Proposal as requested in its January 5, 2009 letter, as we noted our initial request, the Company did not accept the modified Proposal. Since the Company did not receive proper proxy` authorization for the modified Proposal, the Company only received one proposal – the original Proposal submitted by the Proponent on November 28, 2008.

B. As set forth in the initial request, we believe both the original and modified versions of the Proposal are excludable.

1. Rule 14a-8(b) and (f) – Chevedden is the Actual Proponent of the Proposal and does not own any shares in the Company.

As noted in our initial request, we believe that the Proposal is excludable under Rule 14a-8(b) because Chevedden is the true proponent and has failed to demonstrate his eligibility to submit a proposal. On January 23, 2009, the Company emailed Chevedden a letter requesting that he demonstrate proof of continuous ownership in the Company's securities. To date, the Company has not received any response from Chevedden, and the allotted 14 days expired on February 6, 2009.

Chevedden submitted two proposals titled (i) "Cumulative Voting" naming William Steiner as the purported proponent and (ii) "Special Shareowner Meetings" naming K. Steiner as the purported proponent. Chevedden admitted he may have "mismatched" the cover letters and the proposals he drafted and asked that the Company send a copy of his submission back to him. Based on the facts noted in our initial no-action request, it is clear that neither Chevedden, nor the Nominal Proponents, knew which Proposal was submitted on behalf of which Proponent.

We believe Chevedden's decision to submit a modified proposal, or what the Staff may consider to be a new proposal, without seeking K. Steiner's authority strongly supports our argument that Chevedden is the true architect of the proposals and K. Steiner and W. Steiner are merely the nominal proponents of the Proposals. Chevedden controlled the proposal process to such a degree that he believed he could alter a proposal/submit a new proposal merely by copying an existing grant of authority, handwriting "as modified" across the top and emailing it to the Company. Since Chevedden does not own any shares in the Company, all of the Proposals can be excluded under Rules 14a-8(b) and (f).

2. Rule 14a-8(i)(3) – The original and modified versions of the Proposal are vague and indefinite.

Both versions of the Proposal are vague and indefinite because the phrase "holder" and "shareowner" are indefinite for the reasons set forth in our initial request.

In addition, we continue to believe that the original Proposal is vague and indefinite and respectfully request the Staff reconsider the conclusion it reached in *Wyeth*. In *Wyeth*, the Proponent's original proposal included the phrase "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only *and meanwhile not apply* to management and/or the board" (emphasis added). The modification submitted by the Proponent replaced that phrase with "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners *but not* to management and/or the board" (emphasis added). In the no-action request, Wyeth contended that both versions of the proposal were vague and indefinite and therefore excludable under Rule 14a-8(i)(3). One of the bases for Wyeth's contention that the original proposal was vague and indefinite was that it was subject to two interpretations. Wyeth argued that, under the first interpretation, the proposal could be interpreted to exclude management and the board from being among the 10% shareholders who could call a special meeting. Under the second interpretation, the proposal could be interpreted as applying the 10% stock ownership requirement to management and the board. In a footnote in the no-action request, Wyeth's counsel noted that she believed that the first interpretation would not apply to the modified "but not" proposal.

We believe that the "but not" language, which appears in the Proposal, is vague and indefinite as subject to both of the interpretations set forth in Wyeth's letter (and in our initial request), and for the other reasons set forth in our initial request. Specifically, the second sentence of the original Proposal states, "[t]his includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." As we noted in our initial request, the Proposal is subject to varying interpretations. One interpretation is that the Proposal is providing 10% shareholders the same ability to call a special meeting as already granted to management and the board under its bylaws and/or charter. And, the Proposal also could be interpreted as excluding management and the board from being included in the 10% threshold, or as including management and the board in the 10% threshold. We do not believe the term "and meanwhile not apply" is substantively distinguishable from the phrase "but not to" management and the board. Given that there are at least three ways to interpret the original Proposal, we believe the original Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite.

C. If the Staff believes that the original and modified Proposals are two proposals then the modified Proposal should be excluded.[1]

[1] As a matter of public policy, in no event should the Company be required to put both versions of the Proposal in its proxy statement because that would be confusing to shareholders, inconsistent with the spirit of Rule 14a-8 and an unnecessary expenditure of corporate funds.

1. Rule 14a-8(c) and (f)

The Company believes that the modified Proposal submitted by the Proponent on December 23, 2008 was a not a "new" proposal but was an improper attempt to substitute the modified version of the Proposal for the version submitted on November 28, 2008, as noted above. Neither the Company nor the Proponent considered the Proponent to have submitted two separate proposals for consideration. If, however, the Staff is of the view, as suggested by *Wyeth* and *Marathon Oil*, that the two versions of the Proposal submitted to the Company are separate proposals, the Company believes that the Proponent's submission of two proposals violates the "one proposal" limit set forth in Rule 14a-8(c) and (f).

As required by Rule 14a-8(f), the Company sent a notice to both Chevedden and K. Steiner on February 20, 2009 indicating that they could submit only one proposal per meeting and requesting that they withdraw one of the proposals within 14 days of receiving the request. *See* Exhibit 1. Although the Company sent its notice late, we believe the lateness should be excused since we viewed the original and modified Proposals as one proposal, as we believe the Proponent did, and it was not until the Staff issued the *Wyeth* and *Marathon Oil* letters that we realized that the Staff might treat the Proponent's submissions as two separate proposals. When the Staff's position became apparent, the Company sent its notice to the Proponents.

2. Rule 14a-8(i)(11)

If the Staff believes that the original and the modified Proposals are two separate proposals (and the Staff does not agree that both versions of the Proposal may be excluded), we believe that the modified Proposal is excludable under Rule 14a-8(i)(11). Rule 14a-8(i)(11) states that a company may exclude a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy materials for the meeting." The Staff has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See Exchange Act Release No. 12999* (November 22, 1976).

The original and modified Proposals are virtually identical in that they both relate to allowing 10% shareowners to call special meetings. As we noted above, since the Company did not receive proper signing authority from K. Steiner for the modified Proposal, we believe that the Proposal was submitted on behalf of Chevedden. Regardless of whether the two versions of the Proposal are deemed to have been submitted by the same proponent (if the Staff does not accept our nominal proponent argument) or different proponents (because Chevedden lacked authority to submit the modification on behalf of K.Steiner), requiring the Company to include both Proposals in its proxy statement would be contrary to the purpose of Rule 14a-8(i)(11). Accordingly, the later submitted Proposal is excludable under Rule 14a-8(i)(11). *See e.g., Metromedia International Group, Inc.*

(March 27, 2001) (proposal to allow shareholders owning a specific amount of stock to demand that the chairman or vice-chairman call a special meeting was substantially duplicative of a proposal to allow stockholders to call a special meeting and act by written consent).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal[s] from its proxy materials, and we request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal[s]. Should the Staff have any questions in the meantime, please feel free to call Michael Pressman at (908) 298-7119 or Grace K. Lee at (818) 370-2910 or Meredith B. Cross, of WilmerHale, the Company's outside securities counsel, at (202) 663-6644.

Sincerely,

Michael Pressman

Grace K. Lee

cc: John Chevedden, Proponent
Meredith B. Cross, WilmerHale
Kenneth Steiner, Proponent
Susan Ellen Wolf, Corporate Secretary

EXHIBIT 1

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA

February 20, 2009

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

We received a shareholder proposal titled "Special Shareowner Meetings" on November 28, 2008 and a "modified" shareholder proposal titled "Special Shareowner Meetings" on December 23, 2008 to be included in Schering-Plough Corporation's proxy materials for the 2009 Annual Meeting. Both of these proposals were submitted by you using the name of Kenneth Steiner. Based upon recent no-action positions taken by the SEC Staff, it appears that the staff may consider the modified proposal as a separate, second proposal.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. It appears you (acting in Mr. Kenneth Steiner's name) have submitted two proposals on the subject of "Special Shareowner Meetings" and must withdraw one of the proposals. Pursuant to Rule 14a-8(f), you must respond to this notice within 14 days from the date you receive this notification. We have included a copy of Rule 14a-8 for your reference.

Should you have any questions, please contact me at ((908) 298-7119).

Very truly yours,

Michael Pressman

Michael Pressman
Senior Counsel

cc: K. Steiner

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

From:FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 04, 2009 2:14 AM
To: shareholderproposals
Subject: Schering-Plough no-action request

Dear Ladies and Gentlemen,

Schering-Plough has submitted a request to be permitted to omit my proposal regarding special meetings from their proxy statement. Their submission is unfortunately full of falsehoods and mis-statements. To give the benefit of the doubt I will assume this was done out of ignorance and not deliberately. The truth is that I am the shareholder proponent and not John Chevedden. I received a private letter from Mr Pressman offering to discuss my proposal. I also had seen a letter that they had sent to Mr. Chevedden stating that they considered him to be the proponent and not me. I informed Mr. Pressman of such. I assumed this was part of a no-action request they would eventually file (correctly as it turned out) and e-mailed Mr. Pressman that until they recognized me as a valid proponent based upon my 15 years of shareholder activism I would not enter into negotiations. How could I negotiate with them when they were claiming simultaneously that I was not a real proponent? Their posture is absurd and I felt it was personally insulting and disrespectful. I was fully willing to discuss my special meetings proposal (similar to one which has just won 60% at Becton Dickinson this week) with them but they were unwilling to enter into good faith discussions. I am a long-time activist and have submitted over 150 proposals in the last 15 years and negotiated frequently with companies. Mr. Pressman is blatantly ignorant when he claims I lack knowledge of the proposal and only use catchphrases like "corporate governance". I consider myself by my knowledge and history to be an expert on all areas of corporate governance and am well- recognized as such by everyone who has ever spoken to me or seen me at annual meetings or interviewed me for newspapers or television, where I have appeared numerous times. You can certainly see that I am a real proponent by reading the transcripts of all the annual meetings I have attended and where I have gone into great detail on the special meetings issue and many other matter of corporate governance. All of this is easily available on the internet to anyone with a search engine which Mr. Pressman should have used. This (corporate governance) may just be a "catchphrase" to certain corporate counsel like Mr. Pressman but it is serious business to me. It is important that the integrity of the process be maintained but not by using lengthy legal submissions filled with false allegations, wild guesses and imaginary conspiracy theories. Mr. Pressman and his company should be ashamed that they are using my shareholder money to fight a completely legitimate proposal submitted in the exact same fashion and accepted dozens of times by numerous companies and fully approved by the SEC in every precedent that is relevant. I urge you to reject the no-action request and I also urge the legal counsel from SGP to be consistent. You can't send me a letter asking to discuss my proposal while at the same time sending a letter to someone else saying they are the real proponent. This is devious at best. His argument, in my opinion, has absolutely no merit, legal or otherwise. Incidentally, how can I be a nominal proponent for Mr. Chevedden when I have been on the record with stockholder proposals at the SEC for at least 15 years and have only known Chevedden for one-third of that time? Maybe the counsel from SGP can answer that. Ask Nell Minow, who wrote the seminal textbook on corporate governance, founded The Corporate Library and recently testified before congress whether I am a real or "nominal" proponent. Ask the Council of Institutional Investors, ask the ISS or IRRC or any other group that follows shareholder proposals for a living. The SEC should reject the ridiculous grassy knoll theories concocted by those desperate to leave popular shareholder proposals off their ballots by any means necessary. To state again, I am the shareholder proponent of the special meetings proposal, proudly so and and strongly urge the SEC to reject the no-action request and allow my fellow Schering-Plough shareholders to cast a vote on this issue of great importance.

Sincerely,

Kenneth Steiner

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA

February 3, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation -- Shareholder Proposal Purportedly Submitted by Kenneth Steiner

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") purportedly submitted by Kenneth Steiner, with John Chevedden acting as his proxy (together, the "Proponent"). We request confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2009 proxy materials in reliance on Rules 14a-8(b) and (f) and 14a-8(i)(3).

On November 28, 2008, the Company received two shareholder proposals from Chevedden titled (i) "Cumulative Voting" naming William Steiner as the purported proponent and (ii) "Special Shareowner Meetings" naming K. Steiner as the purported proponent. *See Exhibit 1 and Exhibit 2.* On December 23, 2008, the Company received a "modified" proposal relating to the "Special Shareowner Meetings" from Chevedden. *See Exhibit 3.*

Each of the Proposals submitted by W. Steiner and K. Steiner (the "Nominal Proponents") was accompanied by an identical cover letter that indicated that "[t]his is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The cover letter submitting the "Cumulative Voting" proposal was dated October 1, 2008, and the cover letter submitting the "Special Shareowner Meetings" proposal was dated October 9, 2008. Each of the cover letters is "generic", by which we mean that neither cover letter includes any reference to the subject matter of the Proposal. When the Company received the modified "Special Shareowner Meetings" proposal from Chevedden via email on December 23rd, Chevedden enclosed a copy of the same cover letter dated October 9, 2008 which he had submitted with the original version of the Proposal. On January 5, 2009, the Company sent a notice to K. Steiner, copying Chevedden, asking K. Steiner to verify in writing that he was aware of and approved of the changes to the Proposal. The Company's attempts to deliver the letter via overnight return receipt were returned as undeliverable after three failed attempts. Personal hand delivery of the letter by the Company's representative also proved futile after three attempts. The letter was finally delivered successfully through registered mail on January 27th. *See Exhibit 4.*

On January 19, 2009, the Company received an email from Chevedden, claiming to be a forwarded email from K. Steiner, dated January 19th. The email, with the sender's email address deleted, with the subject line "SGP", stated that K. Steiner preauthorized the modified proposal dated December 23, 2008. *See Exhibit 5.* If the email did originate from K. Steiner, it failed to provide any proof that K. Steiner authorized the modification to the "Special Shareowner Meetings" proposal prior to Chevedden's December 23rd submission to the Company. It also failed to demonstrate that K. Steiner had any knowledge about the subject matter addressed in the Proposal or the nature of the December 23rd modifications.

On January 23, 2009, after determining that the facts clearly demonstrated that W. Steiner and K. Steiner were nominal proponents for Chevedden, the Company emailed Chevedden a letter requesting that he demonstrate proof of continuous ownership in the Company's securities within 14 days of receiving the notification. *See Exhibit 6.* To date, Chevedden has not provided any proof of his ownership in the Company.

On January 23, 2009, shortly after receiving the Company's request for proof of ownership, Chevedden emailed the Company requesting that the Company forward him copies of the shareholder proposals that he submitted under the names of W. Steiner and K. Steiner so that he "c[ould] check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the Rule 14a-8 proposal." *See Exhibit 7.* Clearly, Chevedden's email demonstrates that he does not know which proposal relates to which of his Nominal Proponents, only that he submitted two proposals using their names and his form cover letters giving Chevedden proxy authority for "[t]his Rule 14a-8 proposal". Once W. Steiner and K. Steiner signed the generic cover letters, Chevedden orchestrated the shareholder proposal process – he drafted the proposals, assigned a proposal to each proponent, oversaw the process of mailing and communicating with the Company, revised the proposals as he saw necessary and communicated with Company. Presumably, as he has in the past with the Company and other with other companies, he also will communicate with the Staff if a no-action letter is submitted.

On January 27, 2009, the Company received an email from K. Steiner claiming that he is in possession of the Company's January 5, 2009 letter, as well as a no-action letter submitted to the Staff alleging he is a nominal proponent. *See Exhibit 8.* As of January 27, 2009, the Company had not submitted any no-action letter or correspondence to the Staff involving K. Steiner or Chevedden. K. Steiner's email again failed to demonstrate that he has any knowledge about the subject matter of the Proposal or nature of the December 23rd modifications and rather refers generically to "corporate governance." In his email, K. Steiner indicated he would be willing to discuss the Proposal with the Company if the Company withdraws its no-action request. It appears that only when Chevedden thought that he "mismatched" the cover letters and the proposals did Chevedden allow K. Steiner to communicate with the Company.

On January 28, 2009, the Company emailed K. Steiner clarifying that it had not submitted a no-action request or any other correspondence with the Securities Exchange Commission and requested the opportunity to dialogue with K. Steiner about the Proposal. *See Exhibit 9.*

On January 28, 2009, the Company received an email from K. Steiner agreeing to a dialogue if the Company "pledges" not to file a no-action request. K. Steiner's email again failed to demonstrate that he has any knowledge about the subject matter of the Proposal that Chevedden submitted using K. Steiner's name or the nature of the December 23rd modifications – instead, it refers only generically to "important governance issues." *See Exhibit 10.* Interestingly, although Chevedden has used K. Steiner's name to submit proposals to the Company in past years, despite the Company's repeated requests for a dialogue about the proposals submitted, K. Steiner has never offered to discuss a proposal with the Company before, nor is the Company aware of him ever speaking to another company regarding one of Chevedden's proposals. K. Steiner's communication merely seems an attempt to forestall the nominal proponent argument and abuse the Company's good faith efforts to dialogue and perhaps find common ground on the topic of the Proposal. However, his protestations that he is not a nominal proponent does not address the clear evidence that demonstrates that Chevedden is the true proponent and K. Steiner is merely a nominal proponent, as discussed below.

On February 1, 2009, Chevedden again emailed the Company requesting that the Company forward him copies of the shareholder proposals that he submitted under the names of W. Steiner and K. Steiner so that he "c[ould] check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal [because] [p]erhaps the company received a rule 14a-8 proposal submittal letter that was attached to a proposal that it was not intended to be attached to." *See Exhibit 11.* As noted above, Chevedden's email further demonstrates that he does not know which proposal relates to which of his Nominal Proponents, only that he submitted two proposals using their names and his form cover letters giving Chevedden proxy authority for "[t]his Rule 14a-8 proposal". As discussed below, we believe there is clear evidence that demonstrates that Chevedden is the true proponent who is the true architect behind the Proposals and W. Steiner and K. Steiner are merely nominal proponents.

The Company is not accepting the modified Proposal for two reasons. First, the Company at its option "may" accept the modified Proposal pursuant to Section E.2 of Staff Legal Bulletin 14 (July 13, 2001), and we do not acknowledge the modified Proposal submitted on December 23, 2008. Second, we believe K. Steiner has not demonstrated that he had authorized the modified Proposal

In accordance with Rule 14a-8(j), copies of this letter and the exhibits are also being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of the proxy materials with the Commission on or about April 28, 2009.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> RESOLVED, Shareowners ask our board to take the necessary steps to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

REASONS FOR EXCLUSION

A. Rule 14a-8(b) and (f) – Chevedden is the Actual Proponent of the Proposal and does not own any shares in the Company

The Proposal may be excluded from its 2009 proxy materials because the facts demonstrate that K. Steiner is the nominal proponent for Chevedden. Since Chevedden is not a shareholder of the Company, he is not eligible to submit a shareholder proposal under Rule 14a-8(b)(1).

The Commission's shareholder proposal rules have always included a requirement that the person submitting a proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission stated:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the

> view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its adopting the eligibility requirement as proposed. Release No. 34-20091 (August 16, 1983).

Chevedden has neither an economic stake nor an investment interest in the Company, and instead, is attempting to circumvent the procedural requirements and purpose of Rule 14a-8 by using the Nominal Proponents as his alter egos to advance his own agenda.

In *TRW Inc.* (January 24, 2001), the Staff granted TRW's request to exclude a proposal under Rule 14a-8(b) because the staff found that "Thomas Wallenberg [was] a nominal proponent for John Chevedden" and "not eligible to submit a proposal to TRW." The Staff noted, among other things, that:

- Mr. Wallenberg became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution;

- Mr. Wallenberg indicated that Mr. Chevedden drafted the proposal; [and]

- Mr. Wallenberg indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden. *Id.*

In *PG&E Corporation* (March 1, 2002), the Staff granted PG&E's request to exclude a proposal under Rule 14a-8(b) because the Staff found that "Clifford K. Brauff and Mr. and Mrs. Scaff [were] nominal proponents for John Chevedden" and "not eligible to submit a proposal to PG&E." In the no-action request, PG&E noted that although Chevedden had received Mr. Brauff's proxy in the previous year, he did not obtain his permission to submit a proposal again in the following year. In addition, the Scaff's admitted that Chevedden was "handling the matter."

Similar to the facts in *TRW* and *PG&E*, it is clear that Chevedden is the true proponent of the Proposal. The following facts demonstrate that Chevedden, and not the Nominal Proponents, is the true architect of the Proposals:

- Given the generic cover letters from K. Steiner, which only refers to "[t]his Rule 14a-8 proposal," it is unclear whether K. Steiner is even aware of the nature and content of the Proposal submitted on his behalf since his signature is only on the cover page of the two copies of K. Steiner's cover letter provided by Chevedden to the Company. In the January 23rd and February 1st emails to the Company, Chevedden admitted he may have "mismatched" the cover letters and the proposals he drafted. In addition, in the three emails to the Company, K. Steiner's failed to demonstrate any knowledge of the nature of the subject matter of the original proposal or the modifications submitted by Chevedden using K. Steiner's name, referring instead to popular catch phrases such as "corporate governance" or "important governance issues" without any further discussion. This is consistent with the Company's experience with Chevedden on this and other proposals (this year and in past years) and, based on the reading of no-action requests submitted by other companies, we believe his practices generally in his dealings with companies regarding the proxy process. Chevedden submits proposals to companies where he does not own shares directly with a standard form cover letter that refers generically to "[t]his Rule 14a-8 proposal", gives Mr. Chevedden proxy authority "before, during and after the forthcoming shareholder meeting" and makes no reference to the subject matter of the proposal."

- As in *TRW*, it is clear that Chevedden drafted both Proposals. The Proposals are virtually identical in language and style to proposals Chevedden has submitted to other companies this season, all of which contain references to The Corporate Library and nearly identical notes section.

- The Proposals, proof of ownership, and other correspondence were transmitted from Chevedden's email account and not the Nominal Proponent's accounts. Up until Chevedden's concern over the "mismatched" cover letter and proposals, in previous years and until the Company requested proof of ownership from Chevedden, the Company has never received any correspondence from or orally corresponded with the Nominal Proponents. In fact, when the Company attempted to deliver mail to K. Steiner in order to confirm that he approved of the December 23rd modifications to the Proposal via overnight return receipt, the Company's correspondence were returned as undeliverable after three failed attempts. Personal hand delivery of the letter by the Company's representative also proved futile after three attempts. The letter was finally delivered through registered mail on January 27th. When the Company sought proof of ownership from Chevedden, K. Steiner then directly emailed the Company about a non-existent no-action letter, and even that message failed to demonstrate any knowledge of the subject matter covered by the Proposal or the December 23rd revisions and confused the Company with other issuers when K. Steiner referenced a supposed no-action request when the Company had not made any submission on this Proposal, or any of the proposals Chevedden had submitted to the Company for the 2009 proxy materials.

- Chevedden, as in past years, handles all aspects of the shareholder proposal process from submitting proof of ownership to responding to all Company communications to negotiating withdrawals to responding to any no-action

> letters that may be submitted to the SEC to presenting or paying a representative to present the Proposal at the annual meeting. In the instant case, Chevedden submitted K. Steiner's ownership in the Company's securities addressed to a "Ms. Smith" even though the broker's letter was emailed to Susan Wolf, Schering-Plough's Corporate Secretary. *See Exhibit 12.* (We note that there is no Ms. Smith in the Company's Office of the Corporate Secretary or Investor Relations group, the two groups listed in the Company's proxy materials for shareholder interactions.) Chevedden clearly meant to address another representative at another company where K. Steiner or another of his nominal proponents holds securities.

In *TRW* and *PG&E*, the Staff looked for a "smoking gun" or facts that suggested that a proponent was seeking to circumvent and abuse the proxy rules to advance his/her own agenda. The facts in this case clearly demonstrate that Chevedden is the true architect of the Proposals. Once a nominal proponent signed the generic cover letter giving Chevedden proxy authority, Chevedden took over the entire proxy process. For the 2009 proxy materials of the Company, it is apparent that Chevedden is the "proxy" for both Nominal Proponents – W. Steiner and K. Steiner – as he wrote to the Company seeking to determine which nominal proponent he had matched with which of the Proposals he submitted. The proponents, if and when a company is able to contact them, are unable to refer to the subject matter of their supposed proposals and or the modifications to the proposals being made on their behalf by Chevedden. This is a clear abuse of the proxy process. When Chevedden admitted he may have "mismatched" the cover letters and the proposals he drafted and asked that the Company send a copy of his submission back to him, it is clear that neither Chevedden, nor the Nominal Proponents, knew which Proposal was submitted on behalf of which Proponent. When Chevedden sent the broker's letter to the Company's Corporate Secretary, he referred to her as "Ms. Smith" even though the email clearly was sent to Susan Wolf. And, after several repeated and rejected attempts to contact K. Steiner to receive his authorization for the December 23rd modifications to the Proposal, when K. Steiner finally contacted the Company, in the three emails, K. Steiner refused to speak to the Company unless it pledged to withdraw a non-existent no-action letter, and failed to refer to the subject matter covered by the Proposal or its modifications instead using generic catch phrases such as "corporate governance" or "improved governance" without any specific discussion of what he sought to improve by submitting the Proposal.

The Company appreciates the importance of the shareholder proposal process, and the significant role its shareholders can and do play in improving corporate governance. Over the years, the Company has implemented many significant governance reforms that were recommended by shareholders. The Company has regularly publicized these reforms and its shareholder engagements in proxy statement disclosures, and provides officer contact data for shareholders desiring an engagement on any topic. But the Company also believes that shareholders invoking their rights under the Commission's rules must comply with those rules, both in form and in substance. In this instance, it appears that the Chevedden is attempting to circumvent the rules through the use of the Nominal Proponents. We believe this is an abuse of the Commission's rules, and allowing this tactic is fundamentally unfair to our shareholders who follow the rules.

When Chevedden submitted a modified Proposal to the Company on December 23, 2008, we believe Chevedden merely submitted the original cover letter from October 9, 2008 with the modified Proposal without receiving K. Steiner's prior authority and approval to modify the Proposal. In the modified Proposal, Chevedden removed the second sentence from the resolution clause. As noted below, we believe that this is a substantial change from the original Proposal because, although not entirely clear, the second sentence would remove certain exceptions and exclusions that would apply equally to shareowners, managers and the board. We believe Chevedden's unilateral decision to remove the second sentence and simply use K. Steiner's October 9, 2008 cover letter further demonstrates that K. Steiner is merely the nominal proponent serving to advance Chevedden's agenda. As in *PG&E* where Chevedden just assumed that he had a proponent's proxy authority since he received it previously for a prior proposal, Chevedden should not be allowed to assume he had K. Steiner's proxy authority for the modified Proposal. Nor should he be allowed to retroactively obtain K. Steiner's authority to modify the Proposal.

The facts clearly demonstrate that Chevedden has abused the Rule 14a-8 process. He acknowledges that he may have mismatched cover letters with his proposals, he blithely modifies proposals without consulting the purported proponent, he incorrectly addresses company representatives when submitting broker letters on behalf of his purported proponents, and his nominal proponents appear to be unaware of the subject matter of the proposals and the modifications made or whether a no-action letter has been submitted regarding the proposal. Similar to *TRW* and *PG&E* where the facts demonstrated an abuse of the proxy rules and the Staff granted no-action relief, we believe that facts in the instant case demonstrate a similar case for granting exclusion based on a clear abuse of the proxy rules. Since Chevedden is the actual architect of the Proposals and does not own any shares in the Company, we believe that the Proposal is excludable under Rule 14a-8(b) and (f).

B. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Proposal requests that the board "give holders of 10% of our outstanding common stock" the power to call special shareowner meetings and will not have any exception or exclusion conditions that apply only to "shareowners". The Proposal is vague and indefinite because it fails to clarify whether the meaning of either "holders" or "shareowners" refers to record holders, beneficial holders, holders entitled to vote or some other definition. The Commission has defined "record holder" to mean "usually a broker or bank". *Rule 14a-8(b)(2)(i)*. This is different from Rule 14a-8(b)(1), which specifies, that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted* on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added). The definition of record holders and shareholders entitled to vote is distinguishable from the definition of beneficial ownership under Rule 13d-3 and the Company's definition of "beneficial ownership" of voting shares in Article ELEVENTH of the Company's Amended and Restated Certificate of Incorporation ("Charter"), which states that an "Interested Shareholder" means "any person who or which is the beneficial owner, directly or indirectly, of the voting power of the then outstanding Voting Stock." "A person shall be a 'beneficial owner' of any shares of Voting Stock":

- which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

- which such person or any of its Affiliates or Associates has (i) the right to acquire (whether the right to acquire is exercisable immediately or only after the passage of time), pursuant to an agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

- which are beneficially owned, directly or indirectly, by any other person with which such person or any of it Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any share of Voting Stock.

The Proposal generically uses the terms "holders" and "shareowners" without clarifying their meaning (*e.g.*, record holders, beneficial holders, or holders entitled to vote). Section 14A:5-3 of the New Jersey Business Corporation Act ("NJBCA"), while allowing a company to adopt a by-law permitting "shareholders" to call a special meeting, provides no guidance as to the meaning of the word "shareholders".[1] Shareholders and the Company are therefore left uncertain as to what the Proposal means by the words "holders" and "shareowners". For example, there can be a significant difference between a beneficial owner and holder entitled to vote. Beneficial owners' contractual arrangements with their brokers may allow the brokers to temporarily loan the beneficial owners' securities to a

---

[1] This is in contrast to where Section 14A:5-3 of the NJBCA provides that upon application of "not less than 10% of all shares entitled to vote at a meeting" a court may order a special meeting to be held.

third party, or to separate the economic interest from the voting rights.[2] Further, beneficial owners are often unaware that they are not holders entitled to vote or that they may lose their ability to vote at the discretion of their broker.[3] The terms "shareowners" and "holders," can be read to allow persons, through loan and other synthetic arrangements, to "borrow" enough voting power to call a special meeting while in reality holding a small economic stake. The terms "shareowners" and "holders" can also be read so as to preclude persons whose rights derive from short term synthetic voting arrangements from calling a special meeting. The Proposal does not make clear whether the terms "holder" and "shareowner" would permit persons who only possess voting rights to count towards the 10% threshold. Whether securities held through such synthetic arrangements count towards the 10% threshold under the Proposal is cause of significant concern and uncertainty for both the shareholder and the Company.[4]

This lack of specificity would leave the board confused in implementing the Proposal and shareholders confused in understanding the Proposal as the Proponent's intent is not otherwise clear in the resolution or the supporting statement.

In addition, the second sentence of the resolution clause which specifies that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board" is vague and indefinite since it is subject to varying interpretations – interpretations which are vague and indefinite and/or false and misleading. One interpretation is that the Proponent is attempting to give 10% shareowners the same ability to call a special meeting as provided to management and/or the board under the existing governing instruments and/or state law. A second interpretation is that the Proponent is attempting to prevent

---

2 "What if a shareholder who participates by voting at a shareholder meeting holds no economic interest, or possibly even, a negative economic interest in the corporation? This can easily happen in today's financial markets, where through share lending programs and equity derivative instruments, voting rights can be effectively severed, or de-coupled, from the underlying economic interest.
This activity has been dubbed "empty voting" and "vote morphing." It carries the potential to create much mischief in shareholder voting. Professors Henry Hu and Bernard Black from the University of Texas Law School have discussed this issue in a number of recent articles" Speech by SEC Commissioner: Remarks at the Corporate Directors Forum 2007 by Commissioner Paul Atkins.

3 "The vast majority of U.S. investors hold their securities positions as beneficial owners through one or more securities intermediaries, typically brokers. In fact, approximately 85% of exchange-traded securities are held by securities intermediaries on behalf of themselves or their customers . . . A beneficial owner may not have the "right" to vote the securities credited to his or her account. It depends on what the beneficial owner's contract says. *That's news to a lot of people*" (*emphasis added*). Speech by SEC Staff: Remarks Before the SIFMA Proxy Symposium by Erik R. Sirri, Director, Division of Market Regulation, U.S. Securities and Exchange Commission, October 16, 2007.

4 Empty voting "is almost certainly going to force further regulatory response to ensure that investors' interests are protected," Securities and Exchange Commission Chairman Christopher Cox said in an interview. "This is already a serious issue and it is showing all signs of growing." Wall Street Journal, January 26, 2007.

management and board shares from being counted towards the 10% threshold and would thereby preclude management and the board from calling a special meeting. A third more literal interpretation is the 10% ownership threshold is a condition that would apply without exception or exclusion to shareowners, management and/or the board (to the fullest extent permitted by state law).

Under the first interpretation of the Proposal, the second sentence of the resolution broadly provides no "exceptions or exclusions" without providing any further context or explanation for shareholders to understand the proper limitations of the Proposal within its four corners. Shareholders in voting on the Proposal, and the board in implementing the Proposal if it were to pass, would be left to guess what was intended by the exceptions and exclusions. For example, under Sections 14A:9-1 and 14A:10-1 of the NJBCA, certain matters may be considered by shareholders only if the matter has first been approved and recommended to shareholders by the board of directors (*e.g.*, a merger proposal or an amendment to the charter). Shareholders in voting for or against the Proposal would not know that 10% shareowner could not call a special meeting for material matters such as a merger proposal or amending the Charter.

The Staff has deemed a proposal to be impermissibly vague or indefinite where the resolution clause calls for the company to consider or abide by a standard or set of guidelines without describing the substantive provisions of the standard or guidelines. *See, e.g., Schering-Plough Corporation* (March 7, 2008) (permitting exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors where the proposal did not include CII's definition of independence); *Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting that management prepare a report based upon the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines); *Johnson & Johnson* (February 7, 2003) (permitting exclusion of a proposal requesting adoption of the Glass Ceiling Commission's business recommendations where the proposal did not contain a description of the recommendations).

Similar to the no-action letters above, the Proposal asks that the board amend the bylaws to allow holders of 10% of the outstanding common stock to call special meetings but does not provide any explanation or context for the material "exceptions or exclusions" that would preclude a shareholder from calling a special meeting (*e.g.*, merger proposal or amending the certificate of incorporation). Rather, shareholders are left with a vague and indefinite statement that no "exception or exclusion conditions" will apply. Accordingly, the Proposal is vague and indefinite and excludable under Rule 14a-8(i)(3).

Under the second interpretation of the Proposal, the Proponent is seeking to give 10% shareowners the right to call a special meeting without "exceptions or exclusions" while also excluding management and board shares from being counted as part of the 10% threshold, thereby effectively precluding management and the board from calling a special meeting. Aside from the state law violations under this interpretation since New Jersey law does not allow for discriminatory treatment within a class, the more compelling problem is the complete lack of clarity and understanding as to what the Proposal is requesting.

Under the third, more literal reading of the Proposal, the Proposal would be false and misleading since any limitation in a New Jersey corporation's governing instruments to limit the board's ability to call a special meeting under New Jersey law is inconsistent with the unfettered power to call a special meeting granted by Section 14A.5-3 of the NJBCA and thus, inconsistent with New Jersey law. Since the board would not be subject to the 10% ownership condition, as anticipated by the Proposal, shareholders would be misled into believing that they would be voting for a proposal that would apply to shareowners, management *and* the board when it fact, it would be impermissible to require the board to maintain 10% stock ownership in order to call a special meeting under New Jersey law. As such, under the second interpretation, the Proposal would be misleading to shareholders as the 10% ownership condition would only apply to shareowners and management and is therefore excludable under Rule 14a-8(i)(3) as false and misleading.

This season, in *International Business Machines Corporation* ("IBM") (January 26, 2009) and *General Electric Company* ("GE") (January 26, 2009), the Staff allowed IBM and GE to exclude substantially similar proposals under Rule 14a-8(i)(3) as vague and indefinite. We believe that for the same reasons, the Proposal should be excluded as vague and indefinite.

The Proposal must be found to be vague and indefinite since it can be interpreted in several different ways. The Proposal leaves too many questions unanswered so that shareholders would not be able to fully understand within the four corners of the Proposal what they would be voting upon, and the Company, in implementing the Proposal would not have any reasonable certainty what action or measures the Proposal requires. Based on the Staff position in *IBM* (January 26, 2009) and *GE* (January 26, 2009), the Proposal should be excluded under Rule 14a-8(i)(3).

* * *

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(b) and (f) and 14a-8(i)(3), and we request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to Michael Pressman at (908) 298-7303 and to the Proponent at OMB Memorandum M Should the Staff have any questions in the meantime, please feel free to call Michael Pressman at (908) 298-7119 or Grace K. Lee at (818) 370-2910 or Meredith B. Cross, of WilmerHale, the Company's outside securities counsel, at (202) 663-6644.

Sincerely,

Michael Pressman

Grace K. Lee

cc: John Chevedden, Proponent
Meredith B. Cross, WilmerHale
Kenneth Steiner, Proponent
Susan Ellen Wolf, Corporate Secretary

EXHIBIT 1

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner

10/1/08
Date

cc: Susan Wolf <susan.wolf@spcorp.com>
Corporate Secretary
PH: 908 298-7354
Fax: 908 298-7653
Kara Sandler <kara.sandler@spcorp.com>
Senior Counsel
PH: 908-298-7355

[SGP: Rule 14a-8 Proposal, November 28, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org and CalPERS recommended adoption of this proposal topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

Our directors made sure that we could not vote on this established cumulative voting topic in 2008. Reference: *Schering-Plough Corporation* (March 27, 2008) no action letter available through SECnet http://secnet.cch.com.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "Very High Concern" in executive pay with $30 million for Fred Hassan.
  - "D" Overall.
  - "High Governance Risk Assessment."
- Fred Hassan was awarded 944,000 options. The large option number raised concerns over the link between executive pay and company performance. Small increases in share price (completely unrelated to management performance) can result in large financial awards.
- Hans Becherer and Robert van Oordt were long-tenured and retirement age – independence and succession planning concerns.
- Our directors (who as a group held 4 seats on our 3 key board committees) served on boards rated "D" by the Corporate Library:

Fred Hassan	Avon (AVP)
Eugene McGrath	GAMCO (GBL)
Patricia Russo	Alcoa (AA)
Arthur Weinbach	Phoenix Companies (PNX)

- Three directors (who held 5 seats on our three key board committees) were designated as "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  - Hans Becherer, who even chaired our executive pay committee
  - Kathryn Turner

Arthur Weinbach

- We had no shareholder right to:
  To call a special meeting.
  Act by written consent.
  An independent Board Chairman.
  A Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT 2

SGP 12-24

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner | 10-9-08
Date

cc: Susan Wolf <susan.wolf@spcorp.com>
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
Fax: 908 298-7653
FX: 908 298-7082
Kara Sandler <kara.sandler@spcorp.com>
Senior Counsel
FX: 908 298-7303

[SGP: Rule 14a-8 Proposal, November 28, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and given the high level of CEO pay and a certain disconnect between pay and performance. In 2008 a number of issues were identified.

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in executive pay with $30 million for Fred Hassan. Fred Hassan was even awarded 944,000 options. The large number of options raised concerns concerning the link between executive pay and company performance. Small increases in share price (completely unrelated to management performance) can result in large financial gains.

In addition to pay of $30 million for serving as both the Chairman and CEO of our company, with a market cap of $30 billion in 2008, Mr. Hassan served on the board of Avon (AVP) – rated "D" by the Corporate Library and paying Mr. Hassan $171,000.

Our directors, who served on four boards rated "D" by the Corporate Library, meanwhile held 4 seats on our 3 key board committees of audit, nomination and executive pay. And three directors (who held 5 seats on our three key board committees) were designated as "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost.

We had no shareholder right to call a special meeting, act by written consent, an independent Board Chairman or a Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT 3

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

MODIFIED DEC. 23, 2008

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — 10-9-08
Date

cc: Susan Wolf <susan.wolf@spcorp.com>
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
Fax: 908 298-7653
FX: 908 298-7082
Kara Sandler <kara.sandler@spcorp.com>
Senior Counsel
FX: 908 298-7303

[SGP: Rule 14a-8 Proposal, November 28, 2008, Modified December 23, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and given the high level of CEO pay and a certain disconnect between pay and performance. In 2008 a number of issues were identified.

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in executive pay with $30 million for Fred Hassan. Fred Hassan was even awarded 944,000 options. The large number of options raised concerns concerning the link between executive pay and company performance. Small increases in share price (completely unrelated to management performance) can result in large financial gains.

In addition to pay of $30 million for serving as both the Chairman and CEO of our company, with a market cap of $30 billion in 2008, Fred Hassan served on the board of Avon (AVP) – rated "D" by the Corporate Library and paying Mr. Hassan $171,000.

Our directors, who served on four boards rated "D" by the Corporate Library, meanwhile held 4 seats on our 3 key board committees of audit, nomination and executive pay. And three directors (who held 5 seats on our three key board committees) were designated as "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost.

We had no shareholder right to call a special meeting, act by written consent, an independent Board Chairman or a Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT 4

Schering-Plough
Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA
Direct Dial: (908) 298-7119
Direct Fax: (908) 298-7303
Email: michael.pressman@spcorp.com

Global Law

Michael Pressman
Senior Securities Counsel

January 5, 2009
Via FedEx

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner,

We originally received a shareholder proposal signed by you on October 9, 2008 on November 28, 2008.

On December 23, 2008 we received a second letter modifying the original proposal but it was not re-signed or re-dated. Someone hand-wrote "Modified Dec. 23, 2008" at the top of the second letter, but the October 9, 2008 signature is the same as the original letter.

Due to the uncertainty regarding the October 9, 2008 signature, we need you to confirm in writing that you drafted and approved the December 23, 2008 proposed modification. As we will potentially be utilizing the revised proposal in filings with the Securities and Exchange Commission, we ask that your confirmation be precise, accurate and complete.

We also received a letter from your broker certifying your continuous ownership of over $2,000 worth of Schering-Plough Corporation securities since November 28, 2007 pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934.

As the record holder of the securities, we request the chance to dialogue with you about the topic of the proposal -- special shareowner meetings. We believe that, many times, the dialogue can make you comfortable that there is common ground in our perspectives on the proposal topic, allowing the company to avoid the expense of taking a vote on the matter. The reduction in expenses benefits all shareholders. We are willing to travel to your location to hold an in-person dialogue. We sincerely hope you will accept our request for a dialogue.

Should you have any questions, please contact me (908) 298-7119) or Susan Wolf (908) 298-7354), Corporate Secretary.

Sincerely,

Michael Pressman
Senior Securities Counsel

cc: John Chevedden
Susan Ellen Wolf

EXHIBIT 5

Pressman, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 19, 2009 07:59 PM
To: Pressman, Michael
Subject: Schering-Plough Corporation (SGP)

Attachments: CCE00010.pdf

CCE00010.pdf (33 KB)

Mr. Pressman,
Please see the attachment.
Sincerely,
John Chevedden

cc: Kenneth Steiner

------ Forwarded Message
From: A & OMB Memorandum M-07-16 ***
Date: Mon, 19 Jan 2009 23:40:11 +0000 (GMT)
To: John Chevedden A & OMB Memorandum M-07-16 ***
Subject: SGP

Mr. Michael Pressman
Schering-Plough Corporation

Mr. Pressman,

This is to confirm that I pre-authorized the modified Dec.23, 2008 rule 14-a proposal submitted to Schering-Plough Corporation by me. I further authorize John Chevedden to continue any discussions with the company on my behalf. I do this as the proponent having authorized him to act as my proxy on the submitted shareholder resolution.

Sincerely,
Kenneth Steiner

EXHIBIT 6

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA
Direct Dial: (908) 298-7119
Direct Fax: (908) 298-7303
Email: michael.pressman@spcorp.com

Global Law

Michael Pressman
Senior Securities Counsel

January 23, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received your shareholder proposals titled "Cumulative Voting" and "Special Shareowner Meetings" submitted from your nominal proponents, William Steiner and Kenneth Steiner, respectively, on your behalf. In order to verify your eligibility to submit a shareholder proposal to be included in Schering-Plough Corporation's proxy materials for the 2009 Annual Meeting, you will need to provide the following information pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934:

- Proof of your continuous ownership of our shares verifying that, at the time you submitted your proposal, you continuously held your proposal for at least one year, and
- Substantiation that your holdings have been in excess of $2,000 during that period.

This information should be provided in the form of a written statement from the record holder of your securities (usually a broker or bank). Pursuant to Rule 14a-8(f), you must respond to this notice within 14 days from the date you receive this notification. If you do not respond within the specified time frame, we may exclude your proposal. We have included a copy of Rule 14a-8 for your reference.

Should you have any questions, please contact me at ((908) 298-7119) or Susan Wolf ((908) 298-7354).

Very truly yours,

Michael Pressman

Michael Pressman
Senior Securities Counsel

cc: William Steiner
Kenneth Steiner
Susan Wolf

Pressman, Michael

From: Pressman, Michael
Sent: Fridav. .lanuary 23, 2009 04:54 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposals

Attachments: Chevedden.pdf; Picture (Metafile)

John,

Please see attached.

Chevedden.pdf (24 KB)

Regards,

Michael Pressman
Senior Counsel
Corporate Law
T: +1 908 298-7119
F: +1 908 298-7303
Michael.Pressman@spcorp.com

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
www.schering-plough.com

EXHIBIT 7

Pressman, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 23, 2009 05:38 PM
To: Pressman, Michael
Subject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals that the company did receive for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.
Sincerely,
John Chevedden

EXHIBIT 8

Pressman, Michael

From: FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 27, 2009 07:40 PM
To: Pressman, Michael
Subject: proposal on special meetings

Dear Sir,
am in receipt of your letter of Jan.5 offering to meet and discuss my stockholder proposal. Unfortunately am also in possesion of no-action request you have filed with the SEC seeking to omit this very same proposal. Either you consider me a proponent or not. I have no problem talking with you or anyone at the company about corporate governance, my proposal or any matter but it must be done with mutual respect. For you to attempt to disqualify my proposal after accepting a proposal from me in previous years under the exact same circumstances and submitted in the exact same fashion is contradictory and hypocritical. I have been a shareholder activist and proponent for 15 years, long before I met Mr. Chevedden who you claim is the real proponent. Any google search or SEC database search would indicate the length, depth and breadth of my involvement in corporate governance and to refer to me as a nominal proponent is not only disrespectful it is outright false and provably so. If you are willing to withdraw the no-action request I would be happy to meet with you and hopefully come to some kind of accomodation on the proposal. I have been a shareholder of SGP for many years and intend to be a long-term holder. If the above interests you please contact me. If not we will have to wait and see what the SEC decides. In either event I expect to attend your annual meeting and raise the issues involved.
Sincerely,
Ken Steiner

EXHIBIT 9

Pressman, Michael

From: Pressman, Michael
Sent: Wednesday, January 28, 2009 12:03 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: proposal on special meetings

Dear Mr. Steiner,

Thank you for your e-mail last night. To clarify, Schering-Plough has not submitted a no-action letter, or any other correspondence with the SEC, about the proposal submitted to us by John Chevedden using your name. We are pleased to accept your invitation to speak with us, we are always happy to dialogue with any shareholders. We are concerned about the integrity of the shareholder proposal process, particularly when non-shareholders are involved, and would appreciate the opportunity to discuss it with you. Are you available today at 6:30 PM, or tomorrow between 9:00 AM and 12:00 PM?

Kind Regards,

Michael Pressman

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 27, 2009 07:40 PM
To: Pressman, Michael
Subject: proposal on special meetings

Dear Sir,
am in receipt of your letter of Jan.5 offering to meet and discuss my stockholder proposal. Unfortunately am also in possesion of no-action request you have filed with the SEC seeking to omit this very same proposal. Either you consider me a proponent or not. I have no problem talking with you or anyone at the company about corporate governance, my proposal or any matter but it must be done with mutual respect. For you to attempt to disqualify my proposal after accepting a proposal from me in previous years under the exact same circumstances and submitted in the exact same fashion is contradictory and hypocritical. I have been a shareholder activist and proponent for 15 years, long before I met Mr. Chevedden who you claim is the real proponent. Any google search or SEC database search would indicate the length, depth and breadth of my involvement in corporate governance and to refer to me as a nominal proponent is not only disrespectful it is outright false and provably so. If you are willing to withdraw the no-action request I would be happy to meet with you and hopefully come to some kind of accomodation on the proposal. I have been a shareholder of SGP for many years and intend to be a long-term holder. If the above interests you please contact me. If not we will have to wait and see what the SEC decides. In either event I expect to attend your annual meeting and raise the issues involved.
Sincerely,
Ken Steiner

EXHIBIT 10

Pressman, Michael

From: FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 28, 2009 06:24 PM
To: Pressman, Michael
Cc: John Chevedden
Subject: Re: RE: proposal on special meetings

I actually received a copy of the letter you sent to John Chevedden identifying him as the real proponent and mistakenly assumed it was part of a no action request since they would generally go together. In any event I can assure you that I would happy to talk to you if you would pledge not to file a no=action letter. My fear is that anything I say in our conversation will be used to attempt to disqualify my proposal and will be shared with other companies and outside law firms that are currently working against me and others at the SEC. As far as the integrity of the process is concerned you should have no worries. I have been doing this successfully for 15 years. You can refer to any number of articles on the internet quoting me on these important governance issues and demonstrating meaningful results. Until you acknowledge my legitimacy as a proponent it would be fruitless to have any conversations. The precedents at the SEC are very clear on this and I would hope you would save your company the time and money wasted on a losing cause, no matter how many prominent law firms argue otherwise. I continue to authorize John Chevedden to act on my behalf as a legitimate proxy as he has has done in the past. I certainly don't intend to be unresponsive to your entreaties but must protect my rights as a shareholder since there seems to be an attempt here to disenfranchise me.
Sincerely Kenneth Steiner

----- Original Message -----
From: "Pressman, Michael"
Date: Wednesday, January 28, 2009 12:09 pm
Subject: RE: proposal on special meetings
To: FISMA & OMB Memorandum M-07-16 ***

> Dear Mr. Steiner,
>
>
>
> Thank you for your e-mail last night. To clarify, Schering-
> Plough has
> not submitted a no-action letter, or any other correspondence
> with the
> SEC, about the proposal submitted to us by John Chevedden using your
> name. We are pleased to accept your invitation to speak with us,
> we are
> always happy to dialogue with any shareholders. We are
> concerned about
> the integrity of the shareholder proposal process, particularly when
> non-shareholders are involved, and would appreciate the
> opportunity to
> discuss it with you. Are you available today at 6:30 PM, or tomorrow
> between 9:00 AM and 12:00 PM?
>

>
>
> Kind Regards,
>
>
>
> Michael Pressman
>
> ________________________________
>
> From: *** FISMA & OMB Memorandum M-07-16 ***
> Sent: Tuesday, January 27, 2009 07:40 PM
> To: Pressman, Michael
> Subject: proposal on special meetings
>
>
> Dear Sir,
> am in receipt of your letter of Jan.5 offering to meet and
> discuss my
> stockholder proposal. Unfortunately am also in possesion of no-
> actionrequest you have filed with the SEC seeking to omit this
> very same
> proposal. Either you consider me a proponent or not. I have no
> problemtalking with you or anyone at the company about corporate
> governance, my
> proposal or any matter but it must be done with mutual respect.
> For you
> to attempt to disqualify my proposal after accepting a proposal
> from me
> in previous years under the exact same circumstances and
> submitted in
> the exact same fashion is contradictory and hypocritical. I
> have been a
> shareholder activist and proponent for 15 years, long before I
> met Mr.
> Chevedden who you claim is the real proponent. Any google search
> or SEC
> database search would indicate the length, depth and breadth of my
> involvement in corporate governance and to refer to me as a nominal
> proponent is not only disrespectful it is outright false and provably
> so. If you are willing to withdraw the no-action request I
> would be
> happy to meet with you and hopefully come to some kind of
> accomodationon the proposal. I have been a shareholder of SGP
> for many years and
> intend to be a long-term holder. If the above interests you please
> contact me. If not we will have to wait and see what the SEC decides.
> In either event I expect to attend your annual meeting and raise the
> issues involved.
> Sincerely,
> Ken Steiner

>
> **
> This message and any attachments are solely for the
> intended recipient. If you are not the intended recipient,
> disclosure, copying, use or distribution of the information
> included in this message is prohibited -- Please
> immediately and permanently delete.
>

EXHIBIT 11

Pressman, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, February 01, 2009 03:35 PM
To: Pressman, Michael
Cc: shareholderproposals@sec.gov
Subject: Shareholder Proposals (SGP)

Mr. Michael Pressman
Senior Securities Counsel
Schering-Plough Corporation
PH: 908-298-7119

Mr. Pressman,
Please email on February 2, 2009 the submittal letters and the respective rule 14a-8 proposals that the company received for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was attached to a proposal that it was not intended to be attached to. Your response will help us to understand the company January 23, 2009 letter.

We need these copies now because the company has attached a deadline for our response to its January 23, 3009 letter!
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

William Steiner
Kenneth Steiner

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Fri, 23 Jan 2009 14:38:02 -0800
To: "Pressman, Michael" <michael.pressman@spcorp.com>
Conversation: Shareholder Proposals (SGP)
Subject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals that the company did receive for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.

Sincerely,

John Chevedden

Exhibit 12

Pressman, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 10, 2008 09:15 PM
To: Wolf, Susan
Cc: Pressman, Michael
Subject: Rule 14a-8 Broker Letter (SGP) SPM

Attachments: CCE00003.pdf

CCE00003.pdf (59 KB)

Dear Ms. Smith, Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 10 December 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07-16 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Schering Plough Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/22/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-10-08 # of pages ▸
To Susan Wolf	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 908-298-7653	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323